Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEMS (1), (2), (3), (4), (5), (6), (7), (10), AND (11)

FROM THE MINUTES OF THE 88TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 22, 2015

As Secretary of the Meeting of the Fiscal Council, I hereby CERTIFY that items (1), (2), (3), (4), (5), (6), (7), (10), and (11) of the Agenda, included in the Minutes of the 88th Meeting of the Board of Directors of Oi S.A. held on July 22, 2015, at 4:00 p.m., at at Praia de Botafogo No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, read as follows:

“Regarding item (1) of the Agenda, the Board Members unanimously ratified the appointment and engagement of Apsis, herein represented by Mr. Nicolau Neto, who made himself available to clarify any questions of the Board Members. Accordingly, Apsis appraised (i) the book value of the shareholders’ equity of TmarPart, to be merged into the shareholders’ equity of the Company; (ii) the market value of the shareholders’ equity of the Company and TmarPart, pursuant to Article 264 of Law No. 6.404/76.”

“Regarding item (2) of the Agenda, the Board Members unanimously approved, after review and discussion, the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value, previously prepared by Apsis (Exhibits 1 and 2), based on the financial statements of the Company and TmarPart considering the base date of December 31, 2014, which copies, initialed by the Secretary, comprise an integral part hereof (Exhibit 3).”

“Regarding item (3) of the Agenda, Board Members reviewed and unanimously approved, after review and discussion, the terms and conditions of the Protocol and Justification of the Merger (Protocolo e Justificação de Incorporação) of Telemar Participações S.A. into Oi S.A., exhibits thereto and all relevant documents, which set forth the terms and conditions of the merger of TmarPart into the Company (“Merger”), a copy of which, initialed by the Secretary, is an integral part hereof (Exhibit 4). The Merger is part of a number of transactions intended to simplify the ownership structure of Oi (“Corporate Ownership Simplification”). As a result of the Merger, the net assets of TmarPart, which are positive and amount to R$122,411,986.41, will be merged into the shareholders’ equity of Oi, in addition to the mergers that will be conducted under the Corporate Ownership Simplification, without changing the number of shares issued by Oi or diluting the equity interest of its current shareholders. The Merger will also result in the transfer to the shareholders’ equity of Oi, for the benefit of all its shareholders, of goodwill due to contributions from the acquisition of equity interests recorded in Bratel Brasil S.A., AG Telecom Participações S.A., LF Tel S.A., and any other companies controlled by Oi under the Corporate Ownership Simplification, pursuant to Article 20, paragraph 2, ‘b’, of Decree (Decreto-Lei) No. 1.598/77, as read before the amended by Law No. 12.973/14, Article 7, III, and Article 65 of Law No. 9.532/97. As a result of the Merger, shareholders of TmarPart will receive shares issued by Oi in the same number of shares held by TmarPart and by its wholly-owned subsidiary Valverde Participações S.A. immediately before the Merger. The Merger is also one of the preliminary steps of a number of transactions intended to: (i) adopt certain rights that the shareholders of Oi will be entitled to once the shares migrate to Novo Mercado; (ii) adopt heightened standards of corporate governance, including the election of new members to the Board of Directors; and (iii) ensure that voting rights are widely held and that there is no single controlling shareholder.”

“Regarding item (4) of the Agenda, Board Members unanimously agreed to submit to the General Shareholders’ Meeting of the Company, for approval, the proposal of merger of TmarPart into the Company.”

“Regarding item (5) of the Agenda, Board Members unanimously agreed to submit to the General Shareholders’ Meeting of the Company, for approval, the proposal of amendment to the Bylaws of the Company, in anticipation of the adoption by Oi of heightened corporate governance standards, and voting rights becoming widely held, aligned with the corporate governance commitments assumed with the market, in accordance with the draft Bylaws attached hereto as Exhibit 5.”

“Regarding item (6) of the Agenda, Board Members unanimously approved the proposal of the voluntary exchange of preferred shares of Oi into common shares, at the preferred shareholder’s option, at an exchange ratio of 0.9211 common share for each preferred share issued by the Company, as previously published for the merger of shares of the Company into TmarPart and as used in the pricing of shares issued by the Company in the Public Offering carried out on April 28, 2014. The proposed voluntary share exchange requires that the holders of at least two-thirds of preferred shares (excluding treasury shares), equivalent to 313,444,090 preferred shares issued by the Company (“Exchange Condition”) agree to exchange their preferred shares for common shares within a period of 30 days commencing after the Meeting at which the opening of the period for the exchange is voted (“Exchange Period” and “Voluntary Exchange of PNs”). Board Members

unanimously approved the opening of the period for the Voluntary Exchange of PNs, within 30 days commencing after the General Shareholders’ Meeting of Oi at which the opening of the period for the exchange is voted on. The management of Oi will publish a Notice to Shareholders detailing the procedures required for the Exchange, including measures to be adopted by shareholders to request the exchange of their preferred shares.”

“Regarding item (7) of the Agenda, Board Members unanimously approved to call an Extraordinary Shareholders’ Meeting of Oi to discuss and vote the matters listed above, as well as (a) the election of new members to Oi’s Board of Directors and their respective alternates, with a term of office until the General Shareholders’ Meeting that approves the financial statements for the fiscal year ended December 31, 2017, and (b) the authorization for the Board of Directors to verify the fulfillment of the condition for the voluntary share exchange and authorize the effective exchange of preferred shares at BM&FBovespa and Banco do Brasil, should the conditions be met. The call of the Extraordinary Shareholders’ Meeting of Oi referred to in this item must occur immediately after the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL) grants its prior consent.”

“Regarding item (10) of the Agenda, Board Members approved the timely call of the general shareholders’ meeting of Oi to approve the “First Amendment to the Stock Option Agreement,” executed on March 31, 2015 between Portugal Telecom International Finance B.V., on one side, Portugal Telecom, SGPS S.A., on the other side, and TmarPart and Oi (“Amendment to the Stock Option Agreement”). This meeting will be held on the same date the Preliminary Steps are discussed and voted at a general shareholders’ meeting, and voting rights are granted to preferred shareholders. The effectiveness of the Amendment to the Stock Option Agreement is subject to approval by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), as applicable.”

“Regarding item (11) of the Agenda, Board Members authorized the management to perform all acts required to give effect to the matters discussed and voted herein.”

The majority of the Board of Directors was present and affixed their signatures: José Mauro M. Carneiro da Cunha, Shakhaf Wine (alternate), Fernando Magalhães Portella, Pedro Guimarães e Melo de O. Guterres (alternate), Alexandre Jereissati Legey, Rafael Cardoso Cordeiro, Armando Galhardo Nunes Guerra Junior, Cristiano Yazbek Pereira, José Valdir Ribeiro dos Reis, Fernando Marques dos Santos, Bruno Gonçalves Siqueira (alternate), and Henrique Jäger.

Rio de Janeiro, July 22, 2015.

José Augusto da Gama Figueira

Secretary